09040718

8-41166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/09/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richfield Orion International Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5353 N. Union Blvd., Ste. G-1
(No. and Street)

Colorado Springs	CO	80918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast ryan & Co, LLP
(Name – *if individual, state last, first, middle name*)

102 N. Cascade Avenue, Ste. 400	Colorado Springs	CO	80903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
APR 13 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra K. Snetting, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richfield Orion International Incorporated Incorporated, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

JESSICA GEISEN
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires December 19, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Board of Directors
Richfield Orion International, Inc.

In planning and performing our audit of the financial statements of Richfield Orion International, Inc. (a wholly-owned subsidiary of Richfield Orion International, LLC) (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
(719) 630-1186
(719) 630-1187

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stockman Kast Ryan & Co, LLP

Colorado Springs, Colorado
February 23, 2009

stockman kast ryan CO LLP

RICHFIELD ORION INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Richfield Orion International, LLC)

Financial Statements

For The Period From Inception (January 9, 2008)

Through December 31, 2008,

Supplemental Schedules

And

Independent Auditors' Report

RICHFIELD ORION INTERNATIONAL, INC.
A Wholly-Owned Subsidiary of Richfield Orion International, LLC

TABLE OF CONTENTS

stockman kast ryan + co
LLP

INDEPENDENT AUDITORS' REPORT

Board of Directors
Richfield Orion International, Inc.

We have audited the accompanying balance sheet of Richfield Orion International, Inc. (a wholly-owned subsidiary of Richfield Orion International, LLC) (the Company) as of December 31, 2008 and the related statements of operations, stockholder's equity, and cash flows for the period from the date of inception (January 9, 2008) through December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richfield Orion International, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the period from the date of inception (January 9, 2008) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stockman Kast Ryan + Co, LLP

February 23, 2009

102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
(719) 630-1186
(719) 630-1187

RICHFIELD ORION INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Richfield Orion International, LLC)

BALANCE SHEET
DECEMBER 31, 2008

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 58,260
Accounts receivable	728
Prepaid expenses	4,696
TOTAL	$ 63,684
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	$ 36,002
Advances payable to parent	13,500
Total	49,502
STOCKHOLDER'S EQUITY	
Common stock, no par value 1,000 shares issued and outstanding, 100,000 shares authorized	39,789
Retained earnings	(25,607)
Total stockholder's equity	14,182
TOTAL	$ 63,684

See notes to financial statements.

RICHFIELD ORION INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Richfield Orion International, LLC)

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (JANUARY 9, 2008) THROUGH DECEMBER 31, 2008

REVENUES	
Commission income	$ 119,183
Fee income	29,618
Other income	291
Interest	
TOTAL	149,092
EXPENSES	
Commissions	101,215
Professional fees	9,917
Travel and entertainment	2,513
Consulting fees	9,235
Registration fees	18,942
Other	32,877
TOTAL	174,699
NET LOSS	$ (25,607)

See notes to financial statements.

RICHFIELD ORION INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Richfield Orion International, LLC)

STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM INCEPTION (JANUARY 9, 2008) THROUGH DECEMBER 31, 2008

	Common Stock Shares	Common Stock	Retained Earnings	Total
Sale of common stock	1,000	$ 6,000		$ 6,000
Stockholder contributions		33,789		33,789
Net loss			$ (25,607)	(25,607)
BALANCES — December 31, 2008	1,000	$ 39,789	$ (25,607)	$ 14,182

See notes to financial statements.

RICHFIELD ORION INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Richfield Orion International, LLC)

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 9, 2008) THROUGH DECEMBER 31, 2008

OPERATING ACTIVITIES	
Net loss	$ (25,607)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(728)
Prepaid expenses	(4,696)
Accounts payable and other liabilities	36,002
Net cash provided by operating activities	4,971
FINANCING ACTIVITIES	
Sale of common stock	6,000
Shareholder contributions	33,789
Advances from parent	33,750
Repayment of advances from parent	(20,250)
Net cash provided by financing activities	53,289
NET INCREASE IN CASH AND CASH EQUIVALENTS	58,260
CASH AND CASH EQUIVALENTS, January 9, 2008	—
CASH AND CASH EQUIVALENTS, December 31, 2008	$ 58,260

See notes to financial statements.

RICHFIELD ORION INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Richfield Orion International, LLC)

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

General — Richfield Orion International, Inc. (a wholly-owned subsidiary of Richfield Orion International, LLC) (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an "introducing firm" and is prohibited from receiving funds or securities from its customers; rather, the company utilizes a clearing broker to perform the custodial functions. The Company is primarily involved in the sale and marketing of private placement securities. The Company maintains one office in Colorado Springs, Colorado.

Cash and Cash Equivalents — For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the purchase date to be cash equivalents.

Income Taxes — As a Subchapter S-Corporation, the Company's shareholders are allocated their proportionate share of the Company's taxable income or loss for inclusion in their respective income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition — The Company primarily receives revenue from the sale of private placement securities. These transactions are recorded on a settlement date basis, which is generally the third business day following the trade date. If the third business day crosses a reporting period, revenue is recorded on the trade date.

2. CLEARING AGREEMENT

The Company has an agreement with Southwest Securities, Inc. (Southwest) under which Southwest clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to Southwest, preparing and mailing transaction confirmations and customer statements directly to the Company's customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from Southwest based on the number and size of transactions. The Company pays all costs associated with transactions executed through Southwest plus a "per transaction" fee based on the amount of business transacted during the month. During 2008 no revenues have been received or expenses paid under this agreement.

The agreement requires, and the Company maintains, a minimum cash deposit with Southwest of $30,000.

The Company intends to transact all of its brokerage business through Southwest. Should Southwest not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on Southwest's ability to continue to perform under the agreement as well as the creditworthiness of Southwest. It is the Company's policy to review, as necessary, the credit standing and financial viability of Southwest.

3. RELATED PARTY TRANSACTIONS

During the period ended December 31, 2008 the Company's parent advanced funds totaling $33,750 to the Company for operations. At December 31, 2008 a balance of $13,500 was payable back to the parent.

4. CONCENTRATIONS AND CONTINGENCIES

Of the commissions earned during the period from inception (January 9, 2008) through December 31, 2008 approximately $144,000 or 97% of all revenues came from one customer, Mammoth Destiny, Ltd., a partnership of Mammoth Resources, Inc.. Mammoth Resources, Inc. has been party to a regulatory enforcement action in the past. Any significant future regulatory action against Mammoth Destiny, Ltd. or Mammoth Resources, Inc. could have an adverse financial impact on the Company. Management believes that there is no basis for further regulatory action against Mammoth Destiny, Ltd. or Mammoth Resources, Inc.

5. OPERATING LEASES

The Company leases office space under an operating lease that expires in 2012. Future minimum lease payments under the leases are as follows:

2009	$	7,807
2010		8,285
2011		8,763
2012		6,055
Total	$	30,910

Rental expense for the period ended December 31, 2008 was $6,378.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $9,486, of which $4,486 was in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 5.22 to 1, the calculation of which is included within Supplemental Schedule I.

RICHFIELD ORION INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Richfield Orion International, LLC)

SUPPLEMENTAL SCHEDULES

RICHFIELD ORION INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Richfield Orion International, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital:	
Total stockholder's equity	$ 14,182
Deduct non-allowable assets:	
Prepaid expenses	4,696
Net capital	$ 9,486
Aggregate indebtedness — items included in financial statements	$ 49,502
Basic net capital requirement	$ 5,000
Excess net capital	$ 4,486
Ratio aggregate indebtedness to net capital	5.22
Reconciliation to unaudited FOCUS report as of December 31, 2008:	
Net capital as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2008	$ 22,986
Adjustment to reclassify temporary advances from parent to liability	13,500
Net capital	$ 9,486

RICHFIELD ORION INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Richfield Orion International, LLC)

FOCUS FORM X-17A-5, PART III
DECEMBER 31, 2008

Richfield Orion International, Inc. does not hold funds or securities for, or owe money or securities to, customers. Consequently, the Company qualified for exemption from the provision of SEC Rule 15c3-3(k)(2)(*i*) and Schedules II, III and IV of FOCUS Form X-17A-5, Part II.

102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
(719) 630-1186
(719) 630-1187